Studsvik

Datum – Date
June 15, 2005
Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference


RECEIVED
PROCESSING
JUN 21 2005
213
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 USA


05009175

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,



Inger Wahlström
Information

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

Enclosures:
Press Releases:
June 1, 2005: Studsvik acquires the British company ERS
June 9, 2005: Studsvik acquiring health physics business from ISS
June 13, 2005: Studsvik signs agreement for the Erwin facility, USA
June 15, 2005: Operation of Studsvik's reactors stopping as planned on 16 June-

Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

Studsvik acquires the British company ERS

Studsvik is strengthening its position in the British market by acquiring Environmental Remediation Services Limited (ERS), a company specialising in waste management, decommissioning and radiological protection services to nuclear facilities.

A considerable market in decommissioning of nuclear plants is beginning to take shape in the United Kingdom. The British nuclear program covers approximately 40 power reactors, half of which have been shut down but not yet dismantled, and many major nuclear facilities of other kinds. The United Kingdom government has recently formed a new organisation Nuclear Decommissioning Authority (NDA) to take responsibility for managing the majority of UK civil nuclear liabilities. This includes commitments to encourage greater competition and to accelerate the discharging of liabilities.

Studsvik is a leading supplier of decommissioning services and a world leader in the field of nuclear waste treatment. ERS, based in Newcastle upon Tyne, is an independent engineering consultancy with ten employees and a broad network of contacts in the British market.

"ERS is a small but strategically significant acquisition for Studsvik in a growing market", says CEO Hans-Bertil Håkansson. "It gives us the opportunity of rapidly introducing the methods and technologies we have developed in our operations in Sweden, Germany and the US. We intend to grow in the United Kingdom with ERS as a basis, but also see the possibility of supplementary acquisitions and alliances."

For further information, please contact
Hans-Bertil Håkansson, Chief Executive Officer, phone +46 155 22 10 26

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.

Studsvik®

PRESS RELEASE

Datum – Date

June 9, 2005

Studsvik acquiring health physics business from ISS

Studsvik is acquiring the ISS health physics business, with operations in Sweden, the United Kingdom and Canada. Today Studsvik is the leading supplier of health physics services in Sweden and the acquired business will be integrated with Studsvik AB's subsidiary Studsvik Stensand.

Health physics services include controls and measurements in classified environments such as nuclear power plants and other nuclear installations. The operations require licensed personnel. The health physics personnel ensure compliance with current safety regulations and monitor the work of the maintenance and operating personnel in order to minimize their radiation exposure.

"The acquired health physics business is considerably smaller than our own, but contributes a business network in the United Kingdom and Canada, which are interesting expansion markets for us. The services are seasonal, and it is important for us to also work in geographical markets with a seasonal variation that is different from that of Sweden", says Sten-Olof Andersson, Director of Studsvik's Strategic Business Area Service and Maintenance.

For further information, please contact

Sten-Olof Andersson, Director of SBA Service and Maintenance, phone +46 155 22 15 20

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.

Studsvik®

PRESS RELEASE

June 13, 2005

Studsvik Signs Agreement for the Erwin Facility, USA

Studsvik has signed an agreement with the State of South Carolina in the USA which will guarantee Studsvik disposal capacity at the Barnwell waste facility at a fixed price for the next three years. At the same time, Studsvik has signed supporting three-year agreements with nine nuclear power producers for the stabilization and disposal of water treatment waste. The agreements will stabilize the price level and disposal availability for these wastes.

Studsvik treats low and intermediate-level waste at its own facilities in both Sweden and the USA. Nuclear power plants are the largest customer category. The US facility is mainly used to treat ion-exchange resins, filter media used for removing radioactive constituents from nuclear reactor coolant. The US facility, which is based on Studsvik's patented THOR℠ method, was commissioned in 1999.

The State of South Carolina disposal facility Barnwell, is the only disposal facility in the USA licensed for B and C waste.

"These agreements provide a good basic capacity utilization for our facility and further stabilization of the business, while guaranteeing that our customers will have disposal capacity, which is something that was previously endangered. The volume reduction and chemical stabilization of nuclear waste that we can achieve with the THOR℠ method will become increasingly important for our customers and the environment as the access to disposal capacity decreases" says Chief Executive Officer, Hans-Bertil Håkansson

For further information, please contact:
Hans-Bertil Håkansson, CEO, phone +46 155 22 10 26.

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areaas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.

June 15, 2005

Operation of Studsvik's reactors stopping as planned on 16 June

On the morning of 16 June operation of Studsvik's two reactors R2 and R2-0 is ceasing. Up until the last day of operation various types of material and fuel tests are being performed, and radioisotopes and semiconducting silicon are being produced.

The R2 reactor has for many years been one of the world's leading material- and fuel-testing reactors. The reactor has also produced radioisotopes for medical and industrial use as well as semiconducting silicon. The R2 reactor was commissioned in 1960, and on 4 May this year it had been in production for 45 years.

The decision to cease operations of the reactors was taken by the Studsvik Group board of directors at the beginning of December 2004 as part of concentrating the Group's business, reducing financial exposure and strengthening profitability.

Studsvik's business area Operating Efficiency and Safety is the world's leading independent supplier of advanced computer codes for nuclear reactors and one of the leading suppliers of tests, investigations and materials, fuel and chemical analysis. The closing of the reactor operations will release resources and capital for continued investments within these areas. Studsvik will continue to offer its customers fuel and materials investigations that require reactor irradiation, within the strategic parthership with the Halden reactor, operated by Norway's Institutt for energiteknikk.

Production of radioisotopes and silicon and BNCT operations are ceasing in conjunction with the shutdown of the reactors.

Following the ceased operations the reactors will now enter a phase, during which the reactor fuel will be removed. Decommissioning of the reactors will not start until Studsvik has received the necessary approvals from the regulatory authorities. Studsvik is currently preparing an application for this. The cost of the future decommissioning of the reactors is being covered by the Swedish Nuclear Waste Fund, to which the Swedish nuclear power producers are obliged to allocate resources.

For further information please contact Eva Halldén, Director of SBA Operating Efficiency and Safety, Phone +46 0155-22 10 38

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areaas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.